

Mail Stop 3561

June 10, 2010

<u>Via Fax & U.S. Mail</u>

Mr. John W. Foster
Chief Financial Officer
2321 Coit Road, Suite E
Plano, Texas 75075

> **Re: Odyssey Pictures Corporation**
> **Form 10-K for the year ended June 30, 2009**
> **Filed October 30, 2009**
> **Form 10-Q for the quarter ended December 31, 2009**
> **Filed February 12, 2010**
> **File No. 000-18954**

Dear Mr. Foster:

We have reviewed your response letter dated May 11, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Balance Sheets, page 16

1. We note your response to our prior comment 3. As originally requested, please disclose in the notes to the financial statements in future filings, the nature, amount and terms of each type of debt included in the line item titled "debt obligations in default." Your revised disclosure should also include the maturity date and interest rate related to each debt obligation.

Statement of Stockholders' Deficiency, page 19

2. We note your response to our prior comment 7 and require further information. Your response indicates that the settlement with La Jolla was reached in 2008. Please clarify why, if the settlement was reached during your fiscal year ended June 30, 2009, the value of the shares received was not recorded until the following fiscal year. Include in your response the date you received such shares. Furthermore, as originally requested, please explain in the notes to the financial statements in future filings the nature and terms of the settlement agreements in which shares of stock were returned and explain how you determined the fair value of the stock that was returned.

Notes to the Financial Statements
Significant Accounting Policies
Revenue Recognition, page F-2

3. We note from your response to our prior comment 8 and 9 that revenue is received and earned monthly from the "branding and services" agreement that begin during 2008. We further note from your response that a $100,000 licensing fee is earned each month. In this regard, it is unclear why deferred revenue has been recorded. Please tell us, whether the party to the agreement prepaid such services in cash and if so please indicate the date such funds were received. If a prepayment was not received, please tell us why you believe recording deferred revenue was appropriate. We may have further comment upon receipt of your response.

Note 3. Commitments
Reserve for Contingencies, page F-8

4. We note your response to our prior comment 11 and do not believe the information provided was fully responsive to our request.   As originally requested, please disclose in future filings, the nature and amount of the accrued

loss contingency for each legal proceeding. See FASB ASC 450-20-50 (paragraph 9 of SFAS No. 5). For ongoing cases, please tell us and revise your disclosure in the notes to the financial statements to include the nature of these contingencies and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made, for any legal matters where there is at least a reasonable possibility that a loss or an additional loss may have been incurred. See FASB ASC 450-20-50 (paragraph 10 of SFAS No. 5).

Form 10-Q for the Quarter Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the six months ended December 31, 2009 and 2008

5. We refer to your response to our prior comment 19. As originally requested, please revise your disclosure in MD&A in future filings to discuss the reasons for this increase in costs applicable to revenue and sales in light of the decrease in revenues.

Item 4T. Controls and Procedures

6. As originally requested in prior comment 21, please revise future filings to disclose the reasons why you came to the conclusion that controls were ineffective and the methods and procedures that will be implemented in order to remediate the deficiencies that caused that conclusion. Also, please note that any changes management makes to internal controls resulting from remediation efforts should be disclosed in the "changes in internal controls" section.

You may contact Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Mr. John W. Foster
Odyssey Pictures Corporation
June 10, 2010
Page 4

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